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July 14, 2006	Main Fax	703 456-8000 703 456-8100
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VIA EDGAR AND FEDERAL EXPRESS	RYAN E. NAFTULIN (703) 456-8121 rnaftulin@cooley.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Website Pros, Inc.

Registration Statement on Form S-1/A-2 (File No. 333-134431)

Ladies and Gentlemen:

On behalf of Website Pros, Inc. (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended, is the Company’s Amendment No. 2 to its Registration Statement on Form S-1, originally filed on May 24, 2006, together with exhibits thereto.

If you have any questions or comments with regard to the foregoing, please do not hesitate to call the undersigned at (703) 456-8121.

Respectfully submitted,

/s/ Ryan E. Naftulin

Ryan E. Naftulin